Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 12, 2020, Tecogen Inc. (“Tecogen,” “Company,” “we,” “our” or “us”) had a single class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), namely, its shares of common stock, $.001 par value per share.

DESCRIPTION OF CAPITAL STOCK

This description of our capital stock is based upon, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation (our “certificate of incorporation”), our Amended and Restated By-laws (our “bylaws”) and applicable provisions of Delaware general corporations law (“DGCL”). You should read our certificate of incorporation and bylaws for a more detailed description of our securities, both of which are filed as exhibits to this annual report on Form 10-K.

Authorized Capital Stock

Our authorized capital stock consists of 100 million (100,000,000) shares of common stock, $.001 par value per share, and 10 million (10,000,000) shares of preferred stock, $.001 par value per share. Our common stock is registered under Section 12(b) of the Exchange Act.

Common Stock

General. We are authorized to issue up to 100 million shares of common stock. As of March 2, 2020, approximately 24,850,261 shares of common stock were issued and outstanding. All of the issued and outstanding shares of common stock were fully paid and nonassessable.

Voting Rights. Each holder of common stock is entitled to one non-cumulative vote for each share held on all matters to be voted upon by stockholders.

Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends when and if declared by the board of directors out of legally available funds.

Liquidation and Dissolution. If we are liquidated or dissolved, the holders of the common stock will be entitled to share in our assets available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of any preferred stock will receive a preferential share of our assets before the holders of the common stock receive any assets.

Other Rights. Holders of the common stock have no right to:

• convert the stock into any other security;
• have the stock redeemed; or
• purchase additional stock to maintain their proportionate ownership interest.

Holders of shares of the common stock are not required to make additional capital contributions.

Preferred Stock
We are authorized to issue up to 10 million shares of preferred stock. As of March 2, 2020, no shares of preferred stock were issued, outstanding or designated.

Subject to limitations prescribed by law, our board of directors is authorized at any time to:

•	issue one or more series of preferred stock;

•	determine the designations for any series of preferred stock; and

•	determine the number of shares in any series

Our board of directors is also authorized to determine, for each series of preferred stock:

•	whether dividends on that series of preferred stock will be cumulative and, if so, from which date;

•	the dividend rate;

•	the dividend payment date or dates;

•	any conversion provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences or special rights applicable to that series of preferred stock.

New issuances of shares of preferred stock with voting rights can affect the voting rights of the holders of outstanding shares of preferred stock and common stock by increasing the number of outstanding shares having voting rights and by the creation of class or series voting rights. Furthermore, additional issuances of shares of preferred stock with conversion rights can have the effect of increasing the number of shares of common stock outstanding up to the amount of common stock authorized by the certificate of incorporation and can also, in some circumstances, have the effect of delaying or preventing a change in control of Tecogen or otherwise adversely affect the rights of holders of outstanding shares of preferred stock and common stock. To the extent permitted by the certificate of incorporation, a series of preferred stock may have preferences over the common stock (and other series of preferred stock) with respect to dividends and liquidation rights.

Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Provisions of Our Certificate of Incorporation and Bylaws That May Have Anti-Takeover Effects

Stockholder Nomination of Directors and Proposals. Our bylaws provide that a stockholder must notify us in writing of any stockholder nomination of a director or proposal for other business not less than 90 days and not more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from such anniversary date, to be timely, notice of a stockholder proposal to nominate a director must be delivered not later than the close of business on the 120th day prior to the date of such meeting or later than the 90th day prior to such annual meeting or the tenth day following the day on which notice of such annual meeting was mailed or public announcement of the date of such annual meeting is first made, whichever occurs first. The complete proxy access provision for director nominations are set forth in Section 1.10 of our bylaws. The complete proxy access provision for other stockholder proposals are set forth in Section 1.11 of our bylaws.

Removal of Directors by Stockholders. Our directors may only be removed for cause and then only upon the affirmative vote of the holders of at least two thirds of the votes of all stockholders entitled to vote in an election of directors.

“Blank Check” Preferred Stock. Our board of directors is authorized, without further action by our stockholders, to issue up to ten million (10,000,000) shares of “blank check” preferred stock in one or more series possessing such specific terms, including dividend rates, conversion prices, voting rights, redemption prices, maturity dates and other special rights, preferences, qualifications, limitations, and restrictions thereof, as shall be determined in the resolution or resolutions providing for the issue of such preferred stock adopted by our Board of Directors. The issuance of preferred stock could impede the completion of a merger, tender offer or other takeover attempt.

Annual and Special Meetings of Our Stockholders. Annual meetings of our stockholders are held on the date designated in accordance with our bylaws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders, unless or except to the extent that the presence of a larger number may be required by our certificate of incorporation or DGCL. Special meetings of the stockholders may only be called by the board of directors, the chairman of the board of directors or the chief executive officer. Except as may be otherwise provided by applicable law, our certificate of incorporation or our bylaws, all matters shall be decided by a majority of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present. Except as may be otherwise provided by our certificate of incorporation, a nominee shall be elected to the board of directors by a plurality of votes cast by stockholders entitled to vote on the election of directors.

Listing

Our common stock is listed on The Nasdaq Stock Market LLC’s Capital Market under the trading symbol “TGEN.”